BP 3/9

[redacted]

09057924

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section
FEB 26 2009
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFM Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Keystone Plaza, Suite 300, North Front & Market Streets
(No. and Street)

Harrisburg (City) — Pennsylvania (State) — 17101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debra J. Goodnight (717) 231-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350 (Address) — Horsham (City) — Pennsylvania (State) — 19044 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA
3/12

OATH OR AFFIRMATION

I, Debra J. Goodnight, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFM Fund Distributors, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania }
County of Dauphin } ss:

Debra J Goodnight
Signature

Financial and Operations Principal
Title

Kathy L. Reigle
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kathy L. Reigle, Notary Public
City Of Harrisburg, Dauphin County
My Commission Expires Jan. 15, 2011
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)
December 31, 2008

CONTENTS

Kreischer Miller
People ▪ Ideas ▪ Solutions

100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Independent Auditors' Report

The Board of Directors
PFM Fund Distributors, Inc.
(A Wholly-Owned Subsidiary of
PFM Asset Management LLC)
Harrisburg, Pennsylvania

We have audited the accompanying statement of financial condition of PFM Fund Distributors, Inc. (a wholly-owned subsidiary of PFM Asset Management LLC) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of PFM Fund Distributors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFM Fund Distributors, Inc. (a wholly-owned subsidiary of PFM Asset Management LLC) as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kreischer Miller

Horsham, Pennsylvania
February 12, 2009

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash	$ 96,212
Due from parent, net	16,003
Prepaid expenses	37,711
Total assets	$ 149,926
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable	$ 18,575
Stockholder's equity:	
Common stock, $10 par value; 100 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	129,000
Retained earnings	1,351
Total stockholder's equity	131,351
Total liabilities and stockholder's equity	$ 149,926

See accompanying notes to financial statements.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Operations
Year Ended December 31, 2008

Revenue:	
Marketing and distribution fee income	$ 1,507,787
Other income	1,293,197
Total revenue	2,800,984
Expenses:	
Salaries and bonuses	1,762,572
Employee benefits	545,225
General and administrative expenses	412,546
Registration fees and dues	57,891
Other operating expenses	22,750
Total expenses	2,800,984
Net income	$ -

See accompanying notes to financial statements.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2007	$ 1,000	$ 129,000	$ 1,351	$ 131,351
Net income	-	-	-	-
Balance, December 31, 2008	$ 1,000	$ 129,000	$ 1,351	$ 131,351

See accompanying notes to financial statements.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in due from parent, net	(2,349)
Increase in prepaid expenses	(8,400)
Increase in accounts payable	3,512
Net cash used in operating activities	(7,237)
Net decrease in cash	(7,237)
Cash, beginning of year	103,449
Cash, end of year	$ 96,212

See accompanying notes to financial statements.

(1) Organization and Nature of Business

PFM Fund Distributors, Inc. (the Company) was formed as PFMAM, Inc. on July 16, 2001, to operate as a broker-dealer under the Securities Exchange Act of 1934. On September 10, 2004, the Company changed its legal name to PFM Fund Distributors, Inc. The Company's sole purpose is to serve as the distributor or marketing agent for local government investment pools and registered investment companies for which the Company's Parent serves as investment adviser and/or administrator and/or transfer agent. Shares in these local government investment pools and registered investment companies are offered and sold only to institutional investors, the majority of which are state and local governmental entities. The Company has no present plans to buy, sell, or trade securities.

PFM Asset Management LLC (the Parent) is the sole stockholder of the Company. To date and in the foreseeable future, the Company will be dependent on its Parent for capital infusions and administrative support.

(2) Summary of Significant Accounting Policies

Revenue Recognition

The Company generally bills in arrears for marketing agent and distribution services performed. Typically, such fees are calculated as a percentage of the underlying fund's net assets and are collected by the Parent.

In addition, the Company bills the Parent for marketing activities related to the Parent's investment advisory and administrative contracts. Amounts billed to the Parent by the Company represent the excess of expenses incurred by the Company over the amount of revenues recognized by the Company in servicing such contracts, as well as its own marketing agent and distribution services contracts. In 2008, the Company billed the Parent $1,293,197 for activities related to the Parent's investment advisory and administrative contracts, which is included as "other income" in the accompanying financial statements.

Income Taxes

The Company recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* The Company has elected to defer the application of Interpretation 48 in accordance with FASB Staff Position (FSP) FIN 48-3. This FSP defers the effective date of Interpretation 48 for nonpublic enterprises included within its scope to the annual financial statements for fiscal years beginning after December 15, 2008. The Company will be required to adopt FIN 48 in its 2009 annual financial statements. Management is currently assessing the impact of FIN 48 on its consolidated financial position and results of operations however; the effects are not expected to have a material impact to the financial statements.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and amounts due from the Parent. The Company principally uses a national bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits.

The Company's sole customers are local government investment pools and registered investment companies. Services to these customers are provided under contractual arrangements. Historically, the Company has incurred no bad debts. The Company assesses the financial strength of its customers on an ongoing basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. As of December 31, 2008, the Company had net capital of $77,637, which was $52,637 in excess of its required net capital of $25,000. The Company's aggregate indebtedness was $18,575; the ratio of aggregate indebtedness to net capital was less than 1 to 1.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i), which relates to the maintenance of special accounts for the exclusive benefit of customers.

SUPPLEMENTARY INFORMATION

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Net capital:	
Total stockholder's equity	$ 131,351
Deductions from and/or changes to stockholder's equity:	
Total nonallowable assets	(53,714)
Net capital	77,637
Computation of basic net capital requirement:	
Minimum net capital required	25,000
Net capital in excess of minimum requirement	$ 52,637
Net capital as reported on the Company's FOCUS report - Part IIA	$ 77,637
Computation of aggregate indebtedness:	
Aggregate indebtedness	$ 18,575
Percentage of aggregate indebtedness to net capital	23.9%

<u>Statement Pursuant to Rule 17a-5(d)(4)</u>

Because there are no differences between the net capital computation on Part II A of the Company's Form X-17A-5 and the net capital computed above, a reconciliation is not necessary.

Kreischer Miller
People ▪ Ideas ▪ Solutions
100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
PFM Fund Distributors, Inc.
(A Wholly-Owned Subsidiary of
PFM Asset Management LLC)
Harrisburg, Pennsylvania

In planning and performing our audit of the financial statements of PFM Fund Distributors, Inc. (a wholly-owned subsidiary of PFM Asset Management LLC) (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (formerly the NASD), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
February 12, 2009

PFM FUND DISTRIBUTORS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF PFM ASSET MANAGEMENT LLC)

Financial Statements and
Supplementary Information

December 31, 2008